

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2014

Via E-mail
Spencer W. Tucker
President and Chief Executive Officer
Homeowners of America Holding Corporation
1333 Corporate Drive, Suite 325
Irving, TX 75038

>   **Re: Homeowners of America Holding Corporation**
>   **Post-Effective Amendment No. 1 to Form S-1**
>   **Filed April 30, 2014**
>   **File No. 333-189686**

Dear Mr. Tucker:

We have limited our review of your registration statement to the issue we have addressed in the comment below.

General

1. We note that you have omitted substantially all of the disclosure required by Part I of Form S-1 in this post-effective amendment to your registration statement on Form S-1. Please amend to include all of the disclosures required by Part I. Please note that such disclosure is necessary in order for your prospectus to be complete pursuant to Section 10(a) of the Securities Act, whether or not there have been changes to disclosure since the filing of the initial registration statement on Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Austin Stephenson at (202) 551-3192, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
William N. Haddad, Esq.
Reed Smith LLP